UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): September 4, 2025

Monogram Technologies Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-41707	81-3777260
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

3913 Todd Lane, Austin, TX 78744

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (512) 399-2656

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	MGRM	The Nasdaq Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01. Other Events.

As previously disclosed, Monogram Technologies Inc., a Delaware corporation (the “Company” or “Monogram”), is party to that certain Agreement and Plan of Merger, dated July 11, 2025, by and among the Company, Zimmer Biomet Holdings, Inc., a Delaware corporation (“Zimmer Biomet”), and Honey Badger Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Zimmer Biomet (“Merger Sub”), as amended by that certain First Amendment to Agreement and Plan of Merger, dated August 27, 2025, by and between the Company and Zimmer Biomet (as amended, the “Merger Agreement”). The Merger Agreement provides, among other things, that subject to the satisfaction or waiver of the conditions set forth therein, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Zimmer Biomet.

As part of the parties’ continuing cooperation with the regulatory review of the Merger, on September 4, 2025, Zimmer Biomet, as the acquiring party, in consultation with the Company, voluntarily withdrew its pre-merger Notification and Report Form filed pursuant to the HSR Act, in order to provide the Federal Trade Commission (the “FTC”) with additional time to review the Merger. On the same date, in accordance with the regulations under the HSR Act, Zimmer Biomet resubmitted its pre-merger Notification and Report Form, commencing a new 30-day waiting period under the HSR Act, which will expire on October 6, 2025, at 11:59 p.m., Eastern Time, unless terminated earlier or extended.

Withdrawing and refiling pre-merger notifications is a standard procedure in order to provide additional time for antitrust review of certain transactions. The Company and Zimmer Biomet continue to work constructively with FTC staff in the FTC’s review of the Merger and continue to expect to consummate the Merger in the second half of 2025, subject to the receipt of required regulatory approvals, the adoption of the Merger Agreement by the Company’s shareholders, and the satisfaction or waiver of other customary closing conditions.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified as those that may predict, forecast, indicate or imply future results or performance and by forward-looking words such as “believe”, “anticipate”, “expect”, “estimate”, “predict”, “intend”, “plan”, “project”, “goal”, “will”, “will be”, “will continue”, “will result”, “could”, “may”, “might” or any variations of such words or other words with similar meanings. Any statements about Zimmer Biomet’s, Monogram’s or the surviving corporation’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. These statements are subject to known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time, many of which may be beyond Zimmer Biomet’s, Monogram’s and the surviving corporation’s control. Zimmer Biomet’s, Monogram’s and the surviving company’s future performance and actual results may differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements should not be relied upon as a prediction of actual results. Forward-looking statements include statements regarding, among other things, the benefits of the Merger, including future financial and operating results and the surviving company’s plans, objectives, expectations, intentions, growth strategies and culture and other statements that are not historical facts.

Factors that could cause actual results to differ materially from those expressed or implied in any forward-looking statements include, but are not limited to, (i) risks related to the satisfaction of the conditions to closing the Merger (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to whether the Company stockholders will approve the Merger and the possibility that the Merger does not close; (ii) risks related to the possibility that competing offers or acquisition proposals for the Company will be made; (iii) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, including in circumstances which would require the Company to pay a termination fee; (iv) risks related to the ability to realize the anticipated benefits of the Merger , including the possibility that the expected benefits from the Merger will not be realized or will not be realized within the expected time period; (v) the risk that the businesses will not be integrated successfully; (vi) risks relating to changing demand for the Company’s existing products; (vii) risks relating to the achievement, in part or at all, of the revenue and other milestones necessary for the payment of any contingent value rights; (viii) disruption from the Merger making it more difficult to maintain business and operational relationships, including with customers, vendors, service providers, independent sales representatives, agents or agencies, and the Company’s ability to attract, motivate or retain key executives, employees and other associates; (ix) risks related to the Merger diverting the Company’s management’s attention from ongoing business operations; (x) negative effects of the announcement or the consummation of the Merger on the market price of the Company common stock and on the Company’s operating results; (xi) significant transaction costs; (xii) unknown liabilities; (xiii) the risk of litigation, including stockholder litigation, and/or regulatory actions, including any conditions, limitations or restrictions placed on approvals by any applicable governmental entities, related to the Merger ; and (xiv) (A) other risks and uncertainties discussed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and subsequent Quarterly Reports on Form 10-Q (in particular, the risk factors set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in such Annual Reports and Quarterly Reports), (B) other risks and uncertainties discussed in the Company’s definitive proxy statement relating to the Merger, and (C) other risk factors identified from time to time in other filings with the SEC.

Monogram disclaims and does not undertake any obligation to update or revise any forward-looking statement in this communication, except as required by applicable law or regulation. Forward-looking statements included in this communication are made as of the date of this communication.

Additional Information about the Merger and Where to Find It

In connection with the Merger, Monogram filed with the SEC a definitive proxy statement relating to the Merger on August 28, 2025 (the “Definitive Proxy Statement”) and first mailed the Definitive Proxy Statement and a proxy card to Monogram shareholders on August 28, 2025. Each of Zimmer Biomet and Monogram may also file other relevant documents with the SEC regarding the Merger. This communication is not a substitute for the Definitive Proxy Statement or any other document that Zimmer Biomet or Monogram has filed or may file with the SEC in connection with the Merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED AND MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ZIMMER BIOMET, MONOGRAM, THE MERGER AND RELATED MATTERS. Investors and security holders may obtain free copies of the Definitive Proxy Statement and other documents containing important information about Zimmer Biomet, Monogram and the Merger through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Zimmer Biomet are available free of charge on Zimmer Biomet’s website at https://investor.zimmerbiomet.com. Copies of the documents filed with the SEC by Monogram are available free of charge on Monogram’s website at https://www.monogramtechnologies.com/investors.

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Zimmer Biomet, Monogram and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Merger. Information about the directors and executive officers of Zimmer Biomet is set forth in Zimmer Biomet’s proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on April 14, 2025 and subsequent statements of beneficial ownership on file with the SEC. Information about the directors and executive officers of Monogram is set forth in Monogram’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on March 12, 2025, under the headings “Directors, Executive Officers and Corporate Governance,” “Executive Compensation,” “Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters” and “Certain Relationships and Related Transactions,” and to the extent holdings of Monogram securities by its directors or executive officers have changed since such filing, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 or Statements of Changes in Beneficial Ownership on Form 4, which are filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Definitive Proxy Statement, which was filed with the SEC on August 28, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MONOGRAM TECHNOLOGIES INC.

Dated: September 5, 2025	By:	/s/ Benjamin Sexson
Name: Benjamin Sexson
Title: Chief Executive Officer